Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Alithya Group inc.:

We consent to the use of:

•our report dated June 12, 2025 on the consolidated financial statements of Alithya Group inc. (the "Entity") which comprise the consolidated statements of financial position as of March 31, 2025 and March 31, 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended March 31, 2025 and 2024, and the related notes (collectively, the "consolidated financial statements"), and
•our report dated June 12, 2025 on the effectiveness of the Entity's internal control over financial reporting as of March 31, 2025 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended March 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-228487 and 333-265666) on Form S-8 of the Entity.

/s/ KPMG LLP
Montréal, Canada
June 12, 2025